Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
[illegible] 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

RECEIVED
2006 JUN 15 P 1:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

5th June 2006

06014443

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
2005 Final Dividend – Scrip Dividend

We enclose for your information a notification dated 5th June 2006 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
JUN 16 2006
THOMSON
FINANCIAL

Encl

dw 6/16

[Cpg/VK/sarindi/2005final/s-28]

www.jardines.com

Regulatory Announcement

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JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Dividend
Released	11:41 05-Jun-06
Number	0492E

JARDINE MATHESON HOLDINGS LIMITED

2005 FINAL DIVIDEND

Please be advised of the following in respect of the scrip election for the 2005 final dividend of the above Company:

Final Dividend Per Share	Market value of the shares for calculating the Scrip Entitlement (1) (per share)	Scrip Entitlement Multiple (2)
US cents 35.65	US$18.58	52.11781

Note:

(1) Average closing prices of the Company's shares on the Singapore Exchange Securities Trading Limited for the five trading days up to and including 2nd June 2006.

(2) Based on the final dividend per share.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

5th June 2006

www.jardines.com

END

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